

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via E-mail
Daniel de Liege
Chief Executive Officer and President
Alliance Media Group Holdings, Inc.
400 N. Congress Avenue Suite 130
West Palm Beach, FL 33401

> **Re: Alliance Media Group Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2012**
> **File No. 333-181633**

Dear Mr. de Liege:

We have reviewed your response to our letter dated June 19, 2012 and have the following additional comments.

General

1. We note your response to prior comment 4. Please revise throughout to clarify in which transactions selling shareholders paid $1.00 per share, as it appears from your disclosure in Note 2 to your Financial Statements and Recent Sales of Unregistered Securities that none of your outstanding shares of common stock were originally sold at this price.

2. Additionally, please revise the last sentence of the second paragraph on the prospectus cover page for consistency by clarifying, if true, that some selling shareholders may be precluded from making a profit on the resale of their shares.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. The prospectus cover page should be limited to one page. Please relocate the revised disclosure responsive to prior comment 6 to one of the opening paragraphs of the prospectus summary. In your revised and relocated disclosure, please quantify your net

losses for the audited period and most recent interim period. Additionally, the disclosure regarding emerging growth company status beginning in the tenth paragraph and ending with the paragraph immediately preceding "The date of this Prospectus" should be relocated to an appropriate place in the prospectus, other than the cover page. Refer to Item 501(b) of Regulation S-K.

The Company, page 1

Business Overview, page 1

5. You appear to repeat the first two paragraphs in this section. Please revise to eliminate this duplication.

Risk Factors, page 4

Our officers and directors devote limited time to the Company's business, page 5

6. We note your response to prior comment 9. Please expand your discussion of the possible conflicts because your officers do not devote full time to you and because of their involvement with other film companies. Additionally, please revise the fourth and eight sentences of the risk factor as this disclosure as currently drafted mitigates the risk presented. Additionally, please remove the fifth sentence of the risk factor or revise to clarify why this disclosure is relevant to the risk presented.

The Business, page 15

7. We note your response to prior comment 18. Please clarify, if true, that you have no current plans or arrangements to acquire other businesses.

8. With a view to revised disclosure, please provide us with the basis for your belief that your "perceived reputation and experience" will give you access to sources for potential film projections or remove.

9. We note your response to prior comment 14. Please discuss in detail the concrete steps you have taken to date to develop and implement your business plan and commence operations. In this regard, please expand your discussion regarding production and opportunities referenced in the last paragraph on page 15 by detailing the material steps needed to pursue the things under consideration and the timeline for pursuing any projects under consideration, including needed financing. Additionally, explain the process by which you will identify and commit to one film by the end of calendar 2012 that you reference in the last paragraph on page 15.

Critical Accounting Policies, page 19

10. We note the disclosure on page 19 that has been provided in response to prior comment 1 but do not believe your revisions are fully responsive to our prior comment. Please revise your discussion on page 19 to state your election under Section 107(b) of the Jobs Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable.

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor in the filing explaining that this election allows you to delay adoption of new or revised accounting standards that have different effective dates for public and private until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. A similar statement should be included in your critical accounting policy disclosures on page 19.

Directors and Executive Officers, page 20

11. In discussing Mr. de Liege's and Mr. Koch's experience, please clarify the year that Prelude Pictures was no longer located on the Paramount Pictures studio.

12. Please refer to the second to last paragraph in this section. Please revise to balance your disclosure by indicating that there is no guarantee that you will be able to enter into a mutually beneficial relationship with Prelude Pictures and that you currently do not have an agreement with Prelude Pictures.

Certain Relationships and Related Transactions, page 22

13. We note your response to our prior comment 25. Please relocate the added disclosure to, we suggest, under "Directors and Executive Officers," as the information provided here is not responsive to Item 504 of Regulation S-K, Transactions with Related Persons.

Recent Sales of Unregistered Securities, page

14. Please also include the July 6, 2012 transaction, which is disclosed on page 2.

Plan of Distribution, page 25

15. We note your response to prior comment 28. Please remove the fifth paragraph on page 27 as it is inconsistent with your disclosure on page 26 that the selling shareholders "may be deemed" underwriters and Securities Act Rule 145 is not applicable to this offering.

Item 12. Recent Sales of Unregistered Securities, page 32

    16. Please disclose the issuance of the Convertible Debenture on July 6, 2012. We note your disclosure in the last paragraph on page 2.

Signatures, page 35

    17. We note your response to prior comment 31 and reissue. Please identify Frank Gupta as your principal accounting officer or controller in the <u>second</u> signature block, i.e., the signature that currently appears at the top of page 36 and follows the language "this registration statement was signed by the following person in the capacities and date stated."

Exhibit 23

    18. Please include a currently dated consent of the independent registered public accounting firm in any future amendments to the Form S-1 registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan C. Block
Attorney-Advisor